UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                               FORM 12b-25
                                                              SEC FILE NUMBER
                       NOTIFICATION OF LATE FILING                 1-13852

                               FORM 10-KSB                      CUSIP NUMBER
                                                                   125180

                  For Period Ended:  December 31, 2001


[Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.]


PART I - REGISTRANT INFORMATION

                      CET ENVIRONMENTAL SERVICES, INC.
                      --------------------------------
                          Full Name of Registrant


                        7032 South Revere Parkway
         -----------------------------------------------------------
         Address of Principal Executive Office (Street and Number)

                         Englewood, Colorado 80112
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                          City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the
[X] prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25 has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.




     The Company has encountered a delay in obtaining an appraisal needed to support certain information included in the Company's financial statements. As a result, the Company's auditors have not yet released their report on the financial statements and the Company is unable to file the Form 10-K by the current due date.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

                 Dale W. Bleck                (720) 875-3377
               ----------------       -----------------------------
                    (Name)            (Area Code)(Telephone Number)

(2)  Have all other periodic reports required under Section
     13 or 15(d) of the Securities Exchange Act of 1934 or
     Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the Registrant was required to file such reports) been filed? If answer is no, identify report(s).[X]Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X]Yes [ ] No

NARRATIVE AND QUALITATIVE EXPLANATION OF THE ANTICIPATED CHANGE:

     The Company anticipates that it will report net income for the year ended December 31, 2001, of approximately $218,586 or $.04 per share as compared to net income of approximately $1,040,576 or $.17 per share for the year ended December 31, 2000. The reduced net income is primarily a result of the fact that the Company recorded a $1.3 million gain on the sale of the Company's Tustin operations in April 2000.

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                     CET ENVIRONMENTAL SERVICES, INC.
               -------------------------------------------
               (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

                                 CET ENVIRONMENTAL SERVICES, INC.



                                 By:/s/ Dale W. Bleck
                                    Dale W. Bleck, Chief Financial Officer

Date:  April 1, 2002

[ATTENTION: Intentional misstatements of omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).]